EXHIBIT 99.14

Non-Binding Summary of Terms

Key Term	Commentary
Parties	▪ Certain investment funds managed by Madryn Asset Management, LP ("**Madryn**") ▪ Venus Concept, Inc. (the "**Company**")

Structure & Mechanics	In connection with your request for $1.0 million of additional funding (the "**Additional Funding**") to be provided on or about March 24, 2026, Madryn proposes the following:
	▪ The Company will issue shares of the Company's common stock to Madryn in exchange for the Additional Funding at a price of $0.01 per share (the "**Price Per Share**").
	▪ Madryn will covenant to use its reasonable best efforts to effect a short-form merger (the "**Short-Form Merger**") pursuant to Delaware law on or prior to March 31, 2026, after which Madryn will own 100% of the Company's common stock.
	  • The consideration payable to the holders of the Company's common stock (other than Madryn) in connection with the Short-Form Merger will be equal to the Price Per Share.
	  • Madryn's obligation to effect the Short-Form Merger will be conditioned on consummating the purchase by Madryn of all shares of the Company's preferred stock not currently held by Madryn, resulting in Madryn owning 100% of the issued and outstanding shares of the Company's preferred stock.
	  • In connection with the Short-Form Merger, the following will occur:
	    • the Company's outstanding option grants will not be assumed by the surviving entity and vesting will be accelerated. The holders of the outstanding option grants will be entitled to consideration equal to the product of (a) the number of shares of common stock subject to the grant and (b) the difference of (i) the Price Per Share and (ii) the applicable exercise price. Any option with an exercise price equal to or greater than the Price Per Share will be cancelled without any consideration.
	    • the Company's restricted stock units ("RSUs"), if any, will be cancelled and the holders thereof will be entitled to consideration equal to the product of (a) the number of shares of common stock subject to the RSUs and (b) the Price Per Share.
	    • the Company's outstanding warrants for the Company's common stock will be settled in accordance with their terms and the holders thereof will be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, (a) a lump sum cash payment, without interest, equal to the amount set forth in the applicable warrant, or (b) such other consideration pursuant to the terms of such warrants, as applicable.
	  • Structure of equity compensation of employees following Short-Form Merger to be determined.